UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 0-22342

___________

Triad Guaranty Inc. 401(k) Profit Sharing Plan

(Full title of the Plan)

Triad Guaranty Inc.

101 South Stratford Road

Winston-Salem, North Carolina 27104

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2008 and 2007, and for the

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)	3
Notes to Financial Statements (Modified Cash Basis)	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)	13

Signatures	14

Exhibit Index	14

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Triad Guaranty Inc.

401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and the supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2008, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 22, 2009

Raleigh, North Carolina

1

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2008	2007
Assets
Investments, at fair value	$ 7,711,469	$ 15,960,472
Net assets available for benefits, at fair value	7,711,469	15,960,472
Adjustment from fair value to contract value for interest
in collective trust fund	226,653	22,772
Net assets available for benefits	$ 7,938,122	$ 15,983,244

See accompanying notes.

2

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2008

Additions:
Contributions:
Participants	$ 1,533,003
Employer	648,574
Rollover	31,302
Investments:
Interest and dividends	273,764
Total additions	2,486,643

Deductions:
Investments:
Net depreciation in fair value of investments	4,878,823
4,878,823

Benefits paid to participants	5,636,570
Corrective distributions	16,372
Total deductions	10,531,765

Net decrease	(8,045,122)

Net assets available for benefits:
Beginning of year	15,983,244
End of year	$ 7,938,122

See accompanying notes.

3

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2008

1. Description of Plan

The following description of the Triad Guaranty Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the Company, Employer, or the Plan Sponsor) with at least three months of service and who are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan became effective October 1, 1993.

On July 15, 2008, the Plan Sponsor terminated employment of approximately 100 employees, representing a reduction of workforce in excess of 20%. As a result, the Plan is deemed to be partially terminated. All affected Plan participants were fully vested in the account balances as a result of the partial plan termination. All affected Plan participants were fully vested in the account balances as a result of the partial plan termination.

Contributions

Prior to 2008, participants could contribute up to 15% of their annual compensation, as defined in the Plan document. Effective January 1, 2008, participants may contribute up to 25% of their annual compensation, as defined in the Plan document. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code of 1986, as amended (the Code). Participants who are age 50 or older during the calendar year and make the maximum allowable pre-tax contribution to the Plan are entitled to make an additional “catch-up contribution,” up to a maximum of $5,000 for 2008. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant’s elective deferral contribution. For 2008, the Company matched 100% of the first 3% of participant deferrals to the Plan and 50% of the next 2% of employee deferrals. The discretionary percentage match is determined by the Plan Sponsor. Additional amounts may be contributed at the option of the Plan Sponsor.

4

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of Plan (continued)

In accordance with Plan provisions, prior to 2008, the Company made a discretionary matching contribution equal to 50% of contributions up to 8% of the participant’s eligible compensation. Effective January 1, 2008, this match feature of the Plan was frozen and the Company adopted a Safe Harbor Matching Contribution feature to the Plan. Beginning in 2008, the Company will make a Safe Harbor Matching Contribution on behalf of each participant who makes an elective deferral contribution equal to 100% of the participant’s elective deferral contribution that does not exceed 3% of the participant’s compensation for the Plan year, plus 50% of the amount of the participant’s elective deferral contribution that exceeds 3% of the participant’s Plan compensation but that does not exceed 5% of the participant’s Plan compensation. Additional amounts may be contributed at the option of the Plan Sponsor.

Upon enrollment, a participant may direct participant contributions to any of the Plan’s fund options. Participants may change their investment options daily online with Merrill Lynch (the Trustee), but can change their contribution percentages only monthly. Participants can elect to discontinue their contributions to the Plan at any time; however, those participants must wait until the next available entrance date to participate again. Company contributions are invested in the participant’s investment options using the participant’s directed investment selections.

Forfeitures

Forfeitures of matching contributions totaled $16,471 and $17,439 at December 31, 2008 and 2007, respectively. Forfeitures of matching contributions totaling $17,439 were used to reduce Employer contributions during the year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (elective deferral contribution) and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. Allocations are based on participants’ compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

5

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of Plan (continued)

Vesting

Effective January 1, 2008, participants are immediately vested in the Company’s Safe Harbor Matching Contributions plus actual earnings thereon. Prior to January 1, 2008 and for any Company contribution other than Safe Harbor, vesting in such Company contribution portions of the participants’ accounts plus actual earnings thereon is based on years of continuous service – 20% vested after one year of service, 40% vested after two years, 60% vested after three years, 80% vested after four years, and 100% vested after five years.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one through five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account or may elect, subject to minimum balances, to leave the vestedportion of the account with the Plan. Upon disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options. Beneficiaries of Plan participants have the same benefit payment options as disabled or retired participants upon the death of participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), Fair Value Measurement. This standard defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement. SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under SFAS 157 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

7

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Accounting Policies (continued)

The financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Mutual Funds

Mutual funds are valued at the net asset value (NAV) as provided by the administrator of the fund. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

Collective Investment Trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value and are classified within level 2 of the valuation hierarchy.

8

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Accounting Policies (continued)

As described in FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (CCT). As required by the FSP, the statements of net assets available for benefits present the fair value of the Plan investments and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the CCT is based on information reported by the issuer of the common collective trust at year-end. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses.

The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

9

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

3. Investments

The Plan’s investments are held by a trustee. Investments that represent five percent or more of the Plan’s net assets as of December 31 are as follows:

	2008	2007

Merrill Lynch Retirement Preservation Trust	$ 1,630,570	$ 2,480,389
BlackRock S&P 500 Index Fund	1,045,069	1,853,153
Davis New York Venture Fund	1,003,215	2,308,362
PIMCO Total Return Fund	818,599	1,691,220
Alger Capital Appreciation Portfolio	696,225	1,503,067
MFS International New Discovery Fund	682,788	1,395,592

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in value as follows:

Net Depreciation in Fair Value During Year

Fair value determined by quoted market prices:
Triad Guaranty Inc. common stock	$ (893,915)
Mutual funds	(3,984,908)
$ (4,878,823)

10

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value under GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of the fair value measurements. In accordance with SFAS 157, the Company adopted the fair value measurement on a prospective basis and accordingly has provided the required disclosures only for the most recent interim reporting date. The Company did not have any assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2008. The following table summarizes the assets measured at fair value on a recurring basis by the FAS 157 fair value hierarchy:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$ 203,503	$ –	$ –	$ 203,503
Common/collective trust	–	1,408,109	–	1,408,109
Mutual funds	6,044,297	–	–	6,044,297
Participant loans	–	24,968	–	24,968
Cash	30,592	–	–	30,592
Total assets at fair value:	$ 6,278,392	$ 1,433,077	$ –	$ 7,711,469

5. Exempt Party-in-Interest Transactions

Investment funds managed by the Trustee of the Plan qualify as party-in-interest transactions. The Plan Sponsor pays all fees for investment manager services. The Plan also holds common stock of the Company. Such transactions qualify as party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan Sponsor. Administrative expenses for 2008 totaled $2,935.

11

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 4, 2002, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2007-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

12

Supplemental Schedule

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (Modified Cash Basis)

EIN #56-1838519 Plan #001

December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate	(e)
	Identity of Issuer, Borrower,	of Interest, Collateral, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value

*	Merrill Lynch Ret. Preservation Trust	1,630,570 shares	$ 1,630,570	**
	BlackRock S&P 500 Index Fund	95,006 shares	1,045,069
	Davis New York Venture Fund	42,473 shares	1,003,215
	PIMCO Total Return Fund	80,730 shares	818,599
	Alger Capital Appreciation Portfolio	81,525 shares	696,225
	MFS Intl New Discovery Fund	54,931 shares	682,788
	Van Kampen International Growth	25,192 shares	297,512
	Columbia Mid-Cap Value Fund	25,344 shares	213,900
	BlackRock Value Opportunities Fund	18,027 shares	210,550
	Van Kampen American Value Fund	12,994 shares	210,496
	BlackRock Fundamental Growth Fund	13,054 shares	185,103
	American Cap World Growth & Income	6,536 shares	172,807
	Self-directed accounts	140,704 shares	140,704
	Columbia Small Cap Values Fund	15,611 shares	137,224
	Allianz CCM Mid-Cap Fund	8,598 shares	128,974
	Janus Advisor Balanced Fund	4,452 shares	91,942
	The Oakmark Equity & Income Fund	3,347 shares	71,913
*	Triad Guaranty Inc. common stock	176,283 shares	66,987
	BlackRock Small/Mid-Cap Growth	7,758 shares	60,976
	Cash		30,597
*	Participant Loans	Various maturities with	24,968
		rates ranging from 5.00%
		to 9.25%
	Allianz RCM Technology Fund	726 shares	17,003
			$ 7,938,122

*	Indicates party in interest to the Plan
**	Investment is stated at contract value

Note: Cost information in (d) has not been included because all investments are participant directed.

13

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Guaranty Inc. 401(k) Profit Sharing Plan

/s/ Earl F. Wall
June 29, 2009	Earl F. Wall
Senior Vice President, Secretary, General Counsel and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

14